Filed pursuant to General
Instruction II.L of Form F-10
File No. 333-187154

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated June 20, 2013 to which it relates, as amended or supplemented (the “Prospectus”), and each document incorporated by reference into the Prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference into the Prospectus may be obtained on request without charge from the Vice President, Investor Relations & Communications of Westport Innovations Inc. at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, telephone (604) 718-2046 and are also available electronically at www.sedar.com. See “Documents Incorporated by Reference” in this Prospectus Supplement.

PROSPECTUS SUPPLEMENT TO THE SHORT FORM

BASE SHELF PROSPECTUS DATED JUNE 20, 2013

Secondary Offering	June 28, 2013

718,485 Common Shares

On June 28, 2013 Westport Innovations Inc. (“Westport” or the “Corporation”) entered into a Stock Purchase Agreement (the “Purchase Agreement”) by and among Westport Innovations (U.S.) Holdings Inc. (“WIHI”), Clean Energy (the “Selling Securityholder”) and BAF Technologies, Inc. (“BAF”). Pursuant to the terms of the Purchase Agreement, on June 28, 2013 (the “Closing Date”) WIHI acquired all of the capital stock of BAF, along with its wholly-owned subsidiary Servotech Engineering, Inc. As consideration for such shares and in accordance with the terms of the Purchase Agreement, Westport issued to the Selling Securityholder 718,485 common shares in the capital of Westport (the “Common Shares”) on the Closing Date and will issue up to an additional 97,975 Common Shares to the Selling Securityholder on the date that is 12 months from the Closing Date.

This Prospectus Supplement is being filed with the securities regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador in order to qualify the resale of the Common Shares. This Prospectus Supplement may be used by the Selling Securityholder, in connection with resales of any of the Common Shares, from time to time, during the period that this Prospectus Supplement and the Prospectus, including any amendments thereto, remains valid. We have agreed pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”) entered into on the Closing Date to use reasonable best efforts to, within three business days of the Closing Date, (i) file a shelf registration statement on Form F-10 under the United States Securities Act of 1933, as amended (the “Securities Act”) with the SEC in respect of the Common Shares and (ii) to cause the registration statement to be declared effective. We will also be required under the Registration Rights Agreement to use reasonable best efforts to keep the registration statement effective until the date on which all Common Shares covered by such registration statement (i) have been sold, thereunder or pursuant to Rule 144 under the Securities Act (“Rule 144”), or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Corporation to be in compliance with the current public information requirement under Rule 144. See “Selling Securityholders”.

The Common Shares may be offered by the Selling Securityholder in negotiated transactions or otherwise, to or through underwriters or dealers purchasing as principal or directly to purchasers at varying prices determined at the time of the sale or at negotiated prices. In addition, the Common Shares may be offered from time to time through ordinary brokerage transactions on the Toronto Stock Exchange (the “TSX”) or the NASDAQ Global Select Market (“NASDAQ”). See “Plan of Distribution”.

The fact that we have filed this Prospectus Supplement to qualify the resale of the Common Shares does not necessarily mean that any of the Common Shares will be sold by the Selling Securityholder. The Selling Securityholder may sell none, some or all of the Common Shares qualified by this Prospectus Supplement.

Westport cannot predict when or in what amounts the Selling Securityholder may sell any of the Common Shares. The prices at which the Selling Securityholder may sell the Common Shares will be determined by the prevailing market price for the Common Shares or in negotiated transactions. We will not receive any of the proceeds from the sale of Common Shares by the Selling Securityholder but we will be responsible to pay all fees and expenses incident to the registration of such Common Shares other than (i) any broker or similar commissions of the Selling Securityholder, (ii) underwriting discounts and commissions relating to the Common Shares that are being sold by the Selling Securityholder and (iii) fees of counsel for the Selling Securityholder.

You should read this Prospectus Supplement and the Prospectus and any document incorporated by reference carefully before you invest in Common Shares.

There are certain risk factors that should be carefully reviewed by prospective purchasers. See “Risk Factors ”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our annual financial statements as at December 31, 2012 and December 31, 2011 and for the year ended December 31, 2012, the nine month period ended December 31, 2011 and the year ended March 31, 2011 and our interim financial statements as at and for the three month periods ended March 31, 2013 and 2012 in accordance with United States generally accepted accounting principles.

Prospective investors should be aware that the acquisition of the Common Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States are not described herein. Prospective investors should consult their own tax advisors prior to deciding to purchase the Common Shares.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of Alberta, Canada, that some or all of our officers and directors are residents of Canada, that some or all of the experts named in this Prospectus are residents of Canada, and that all or a substantial portion of our assets and the assets of such persons are located outside the United States.

The Selling Securityholder and the directors and executive officers of the Corporation listed in the table below are either incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or reside outside of Canada and have appointed the following agents for service of process:

Name of Person or Company	Name and Address of Agent
Clean Energy	152928 Canada Inc. Suite 1700, Park Place 666 Burrard Street Vancouver, British Columbia, Canada V6C 2X8

John Beaulieu	Bennett Jones LLP 4500 Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7

Warren Baker	Bennett Jones LLP 4500 Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7

S-ii

Nancy Gougarty	Bennett Jones LLP 4500 Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7

Douglas King	Bennett Jones LLP 4500 Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7

Bill Larkin	Bennett Jones LLP 4500 Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, organized or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Selling Securityholder”.

No underwriter has been involved in the preparation of, or has performed a review of, the contents of this Prospectus Supplement or the Prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Our outstanding Common Shares are listed for trading on the TSX under the trading symbol “WPT” and on NASDAQ under the trading symbol “WPRT”. We have applied to list the Common Shares qualified by this Prospectus Supplement on the TSX. Listing on the TSX is subject to our fulfillment of all of the listing requirements of the TSX. The Common Shares qualified by this Prospectus Supplement will be listed on NASDAQ.

You should rely only on the information contained in this Prospectus Supplement and the Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus Supplement and the Prospectus.

Our head office is located at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, and our registered office is located at 4500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

S-iii

PROSPECTUS SUPPLEMENT

Important Notice About Information in this Prospectus Supplement and the Accompanying Prospectus	S-1
Definitions	S-1
Special Notice Regarding Forward-Looking Statements	S-1
Documents Incorporated by Reference	S-1
Exchange Rate Information	S-3
Selling Securityholder	S-3

PROSPECTUS

S-iv

IMPORTANT NOTICE ABOUT INFORMATION IN THIS

PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the Selling Securityholder who may offer Common Shares under this Prospectus Supplement and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Common Shares which may be offered hereunder. This Prospectus Supplement is deemed to be incorporated into the accompanying Prospectus solely for the purpose of the offering of Common Shares which may be made by the Selling Securityholder.

You should rely only on the information contained in this Prospectus Supplement and the Prospectus or incorporated by reference into the Prospectus. We have not authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as information we have previously filed with the SEC and with the securities regulatory authority in each of the provinces of Canada that is incorporated in the Prospectus by reference, is accurate as of their respective dates only. Our business, financial condition, results of operations and prospects may have changed since those dates.

DEFINITIONS

In this Prospectus Supplement and the Prospectus, unless otherwise indicated, references to “we”, “us”, “our”, “Westport” or the “Corporation” are to Westport Innovations Inc. All references to “dollars”, “Cdn.$” or “$” are to Canadian dollars and all references to “U.S.$” are to United States dollars.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus Supplement and the Prospectus, and in certain documents incorporated by reference in the Prospectus, may constitute “forward-looking statements”. When used in such documents, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this Prospectus Supplement, the Prospectus and the documents incorporated by reference in the Prospectus contain forward-looking statements including, but not limited to, the manner in which the Selling Securityholder may sell Common Shares.

In addition to those forward-looking statements referred to above, readers should also refer to the AIF (as defined below), under the heading “Forward-Looking Information” and the MD&A (as defined below) under the heading “Forward Looking Statements”, both of which are incorporated by reference into the Prospectus, for a list of some additional forward-looking statements made by us in this Prospectus Supplement, the Prospectus and the documents incorporated by reference into the Prospectus.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference into the Prospectus and other unforeseen risks, including, without limitation, those risks discussed in this Prospectus Supplement and the accompanying Prospectus under the heading “Risk Factors”.

You should not rely on any forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after we distribute this Prospectus Supplement, except as otherwise required by law.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the offering of Common Shares which may be made by the Selling Securityholder. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full particulars thereof. See “Documents Filed as Part of the Registration Statement” in the Prospectus.

Information has been incorporated by reference into the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference may be obtained on request without charge from our Vice President, Investor Relations & Communications at 101 – 1750 West 75th Avenue, Vancouver, British Columbia, V6P 6G2, telephone (604) 718-2046. Copies of documents incorporated by reference may also be obtained by accessing the website located at www.sedar.com.

We have filed the following documents with the securities commissions or similar regulatory authorities in each of the provinces of Canada, and such documents are specifically incorporated by reference into, and form an integral part of, the Prospectus as supplemented by this Prospectus Supplement:

•	our annual information form dated March 7, 2013 for the year ended December 31, 2012 (the “AIF”);

•	our management proxy circular dated February 28, 2013 relating to the annual and special meeting of shareholders held on April 11, 2013 (the “Management Proxy Circular”);

•	our amended audited consolidated financial statements as at December 31, 2012 and December 31, 2011 and for the year ended December 31, 2012, the nine month period ended December 31, 2011 and the year ended March 31, 2011, together with the notes thereto, and the auditors’ report thereon addressed to our shareholders and filed on SEDAR on May 31, 2013;

•	our amended management’s discussion and analysis of financial condition and results of operations dated May 31, 2013, for the fiscal year ended December 31, 2012 and filed on SEDAR on May 31, 2013 (the “MD&A”);

•	our interim consolidated financial statements as at and for the three month periods ended March 31, 2013 and 2012; and

•	our interim management’s discussion and analysis of financial condition and results of operations dated May 2, 2013, for the three months ended March 31, 2013.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in a short form prospectus, including any annual information form, comparative annual financial statements and the auditors’ report thereon, comparative unaudited interim financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in the provinces of Canada after the date of this Prospectus Supplement and before the date on which all Common Shares covered by the registration statement, of which this Prospectus Supplement and the Prospectus forms a part, (i) have been sold, thereunder or pursuant to Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Corporation to be in compliance with the current public information requirement under Rule 144, shall be deemed to be incorporated by reference in the Prospectus.

To the extent that any document or information incorporated by reference into the Prospectus is included in a report that is filed with the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which the Prospectus forms a part. In addition, we have and will incorporate by reference into the Prospectus from documents that we file with the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Our U.S. filings are electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which may be accessed at www.sec.gov.

Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference into the Prospectus will be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained in this Prospectus Supplement or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into the Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference into the Prospectus or to constitute part of this Prospectus Supplement.

EXCHANGE RATE INFORMATION

The following table sets out, for each period indicated, the exchange rate at the end of the period and the average of the exchange rates on each day during the period for one U.S. dollar expressed in Canadian dollars, based on the U.S.-Canada dollar noon exchange rates quoted by the Bank of Canada. On June 27, 2013, the rate was Cdn.$1.0480 equals U.S.$1.00.

	Three Months Ended March 31,	Three Months Ended March 31,	Year Ended December 31,		Nine Months Ended December 31,	Year Ended March 31,
	2013	2012	2012	2011	2011	2011
Average for period	1.0083	1.0011	0.9996	0.9891	0.9903	1.0163
End of period	1.0156	0.9991	0.9949	1.0170	1.0170	0.9718

SELLING SECURITYHOLDER

On June 28, 2013, we entered into the Purchase Agreement with WIHI, BAF and the Selling Securityholder, pursuant to which we issued 718,485 Common Shares to the Selling Securityholder on the Closing Date and will issue up to an additional 97,975 Common Shares to the Selling Securityholder on the date that is 12 months from the Closing Date. Pursuant to the terms of the Purchase Agreement, Westport concurrently entered into the Registration Rights Agreement. The Registration Rights Agreement requires Westport to use its reasonable best efforts to, within three business days of the Closing Date, (i) file a shelf registration statement on Form F-10 under the Securities Act with the SEC in respect of the Common Shares and (ii) to cause the registration statement to be declared effective. Westport will also be required under the Registration Rights Agreement to use its reasonable best efforts to keep such registration statement effective until the date on which all Common Shares covered by such registration statement (i) have been sold, thereunder or pursuant to Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Corporation to be in compliance with the current public information requirement under Rule 144.

This Prospectus Supplement covers the offer and sale by the Selling Securityholder of 718,485 Common Shares which were issued to the Selling Securityholder pursuant to the Purchase Agreement. We are registering the Common Shares in the United States to permit the Selling Securityholder to resell the Common Shares. The Selling Securityholder is not under any obligation to sell all or any portion of its Common Shares, nor is the Selling Securityholder obligated to sell any of its Common Shares immediately after the date of this Prospectus Supplement.

The table below lists in the first column the total number of Common Shares owned by the Selling Securityholder prior to the filing of this Prospectus Supplement. The second column assumes the sale of all of the Common Shares offered by the Selling Securityholder pursuant to this Prospectus Supplement. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to the securities. Except as indicated by footnote, the Selling Securityholder has sole voting and investment power with respect to the Common Shares. The Selling Securityholder does not have, and has not within the past three years had, any position, office or other material relationship with us.

This information has been supplied by the Selling Securityholder.

Common Shares owned prior to this Offering(1)		Common Shares owned after this Offering(1)(2)
No. of shares	% of beneficial ownership	No. of shares	% of beneficial ownership
718,485	1.27 (3)	Nil	Nil(3)

Notes:

(1)	All shares indicated below are owned both of record and beneficially by the Selling Securityholder except as otherwise indicated.
(2)	Although the Selling Securityholder has not expressed a specific intention as to the number of Common Shares to be sold, the table shows the ownership that would result if all the Selling Securityholder’s Common Shares acquired under the transactions described in the Purchase Agreement were sold. Any Common Shares owned by the Selling Securityholder that are not registered under this Prospectus Supplement are not assumed to be sold.
(3)	1.22% of beneficial ownership of Common Shares owned prior to this Offering and Nil% of beneficial ownership of Common Shares owned after this Offering on a fully-diluted basis.

The Selling Securityholder is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada.

The Selling Securityholder has appointed the following agent for service of process:

Name of Person or Company	Name and Address of Agent
Clean Energy	152928 Canada Inc. Suite 1700, Park Place 666 Burrard Street Vancouver, British Columbia, Canada V6C 2X8

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, organized or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

USE OF PROCEEDS

This Prospectus Supplement relates to the Common Shares that may be offered and sold from time to time by the Selling Securityholder who will receive all of the proceeds from any sale of the Common Shares. We will not receive any of the proceeds from the sale of Common Shares by the Selling Securityholder but we will be responsible to pay all fees and expenses incident to the registration of such Common Shares other than (i) any broker or similar commissions of the Selling Securityholder, (ii) underwriting discounts and commissions relating to the Common Shares that are being sold by the Selling Securityholder and (iii) fees of counsel for the Selling Securityholder.

PLAN OF DISTRIBUTION

The Selling Securityholder may sell the Common Shares directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholder or the purchasers of the Common Shares. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. The registration of the Common Shares does not necessarily mean that any of the Common Shares will be offered or sold by the Selling Securityholder.

Our outstanding Common Shares are listed for trading on the TSX under the trading symbol “WPT” and on NASDAQ under the trading symbol “WPRT”. We have applied to list the Common Shares qualified by this Prospectus Supplement on the TSX. Listing on the TSX is subject to our fulfillment of all of the listing requirements of the TSX. The Common Shares qualified by this Prospectus Supplement will be listed on NASDAQ.

The Selling Securityholder and any of its pledges, assignees and successors-in-interest may, from time to time, sell any or all of the Common Shares qualified by this Prospectus Supplement on the NASDAQ, TSX or any other stock exchange, market or trading facility on which the Common Share are traded or in private transactions. The Selling Securityholder may use one or more of the following methods when selling Common Shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the Common Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this Prospectus Supplement and the Prospectus is a part;

•	in transactions through broker-dealers that agree with the Selling Securityholder to sell a specified number of such Common Shares at a stipulated price per Common Share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

In addition, any Common Shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus Supplement.

Broker dealers engaged by the Selling Securityholder may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the Selling Securityholder (or, if any broker dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to the Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the Common Shares or interests therein, the Selling Securityholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Shares in the course of hedging the positions they assume. The Selling Securityholder may also sell Common Shares short and deliver these Common Shares to close out their short positions, or loan or pledge the Common Shares to broker-dealers that in turn may sell the Common Shares. The Selling Securityholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Common Shares offered by this Prospectus Supplement, which Common Shares such broker-dealer or other financial institution may resell pursuant to this Prospectus Supplement (as amended to reflect such transaction).

The Selling Securityholder and any broker-dealers or agents that are involved in selling the Common Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Common Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Securityholder has informed the Corporation that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Shares. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Corporation is required to pay certain fees and expenses incurred by the Corporation incident to the registration of the Common Shares. The Corporation has agreed to indemnify the Selling Securityholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the Selling Securityholder may be deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any Common Shares covered by this Prospectus Supplement which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this Prospectus Supplement. The Selling Securityholder has advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale Common Shares by the Selling Securityholder.

We agreed to keep this prospectus effective until the earlier of the date on which the Common Shares may be resold by the Selling Securityholder without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Corporation to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or all of the Common Shares have been sold pursuant to this Prospectus Supplement or Rule 144 under the Securities Act or any other rule of similar effect. The resale Common Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale Common Shares covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale Common Shares may not simultaneously engage in market making activities with respect to the Common Shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Securityholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of Common Shares by the Selling Securityholder or any other person. We will make copies of this Prospectus Supplement and the Prospectus available to the Selling Securityholder and have informed it of the need to deliver a copy of this Prospectus Supplement and the Prospectus to the purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

The Common Shares may be sold by the Selling Securityholder in Canada by private agreement, through the facilities of a stock exchange, or otherwise at such prices and upon such terms and conditions to which the Selling Securityholder may agree in connection with such sales. The Selling Securityholder may purchase or sell Common Shares in Canada by private agreement, through the facilities of a stock exchange or otherwise and at such prices and upon such terms and conditions to which they may agree in connection with such transactions and may, directly or indirectly, engage in hedging, short selling or market-making activities with respect to the Common Shares in Canada to the extent permitted by applicable law.

PRIOR SALES

The following description of securities issuances, together with the information contained under the heading “Prior Sales” in the Prospectus, contains information with respect to all issuances of our Common Shares during the twelve month period prior to the date of this Prospectus Supplement.

We have issued the following Common Shares during the periods indicated:

Date	Price per Common Share(1) (2) (Cdn.$)	Number of Common Shares(3)
2013
June (1 –27)	$10.71 – $29.76	7,094(4)

Notes:

(1)	Represents a price range indicating the lowest and highest prices at which our Common Shares were issued during the relevant period. With respect to Common Shares issued on exercise of stock options the exercise price of such options has been utilized as the issuance price.
(2)	Common Shares issued upon exercise of performance share units (“PSUs”) or restricted share units (“RSUs”) have no exercise price. The price per Common Share set forth in the above table is the fair value per Common Share as of the grant date.
(3)	Unless otherwise noted, all Common Shares were issued upon exercise of stock options granted under the Westport Omnibus Plan (as defined in the Management Proxy Circular) or Westport’s previously existing stock option plan.
(4)	Includes 2,094 Common Shares issued upon exercise of PSUs and/or RSUs.

We have, during the periods indicated, granted the following PSUs and RSUs pursuant to the Westport Omnibus Plan:

Share-based Awards
Date	Number of securities granted (#)		Per Share market value of shares underlying securities at time of unit issuance ($)
March 15, 2013	274,719	(1)	31.02
March 15, 2013	290,571	(2)	31.02

Notes:

(1)	Represents a grant of RSUs pursuant to the Westport Omnibus Plan.
(2)	Represents a grant of PSUs pursuant to the Westport Omnibus Plan.

MARKET FOR SECURITIES

Our outstanding Common Shares are listed and posted for trading on the TSX under the trading symbol “WPT” and on NASDAQ under the trading symbol “WPRT”. The following table, together with the information contained under the heading “Market For Securities” in the Prospectus, sets forth the market price ranges, the closing price on the last day of trading and the aggregate volume of trading of the Common Shares on the TSX and NASDAQ for the twelve month period prior to the date of this Prospectus Supplement.

	Toronto Stock Exchange				NASDAQ Global Market
Period	High ($)	Low ($)	Close ($)	Volume (Shares)	High (U.S.$)	Low (U.S.$)	Close (U.S.$)	Volume (Shares)
2013
June (1 – 27)	35.33	29.10	34.77	547,065	33.75	27.61	33.44	11,226,970

CONSOLIDATED CAPITALIZATION

Other than the issuance of an aggregate of 265,277 Common Shares pursuant to the exercise of stock options and units granted under Westport’s securities based compensation plans, there have been no material changes in our share and loan capitalization which have occurred subsequent to March 31, 2013.

RISK FACTORS

An investment in the Common Shares is speculative and involves a high degree of risk. In addition to the other information contained in this Prospectus Supplement, in the Prospectus and in the documents incorporated by reference into the Prospectus, you should carefully consider the risk factors set forth below, as well as the risk factors referenced under the heading “Risk Factors”, which begins on page 6 of the accompanying Prospectus.

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute investors’ voting power and reduce the Corporation’s earnings per share.

The Corporation may sell additional equity securities in subsequent offerings and may issue additional equity securities to finance future acquisitions and other projects and to satisfy its obligations pursuant to the exercise of convertible securities.

Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and the Corporation may experience dilution in its earnings per share.

The Common Shares are publicly traded and are subject to various factors that may cause the Company’s share price to be volatile.

The trading price of the Common Shares may be, subject to large fluctuations, which may result in losses to investors. The trading price of the Common Shares may increase or decrease in response to a number of events and factors, including:

•	the Corporation’s operating performance and the performance of the Corporation’s competitors and other similar companies;

•	volatility in currency exchange rates;

•	the public’s reaction to the Corporation’s news releases, other public announcements and the Corporation’s filings with the various securities regulatory authorities;

•	changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the same industry as the Corporation;

•	changes in general economic and/or political conditions;

•	the number of Common Shares to be publicly traded after any offering of such Common Shares;

•	the arrival or departure of key personnel;

•	acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors;

•	the breadth of the public market for the Common Shares; and

•	the attractiveness of alternative investments.

In addition, the market price of Common Shares may be affected by many variables not directly related to the Corporation’s success and that are, therefore, not within the Corporation’s control. The effect of these and other factors on the market price of the Common Shares on the exchanges on which the Common Shares trade may cause the Corporation’s share price to be volatile.

LEGAL MATTERS

Certain legal matters relating to the offering of Common Shares under this Prospectus Supplement will be reviewed on our behalf by Bennett Jones LLP and Kirkland & Ellis LLP.

As at the date hereof, the partners and associates of Bennett Jones LLP and Kirkland & Ellis LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are KPMG LLP, Chartered Accountants, 900 – 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K3. Our financial statements as at December 31, 2012 and December 31, 2011 and for the year ended December 31, 2012, the nine month period ended December 31, 2011 and the year ended March 31, 2011, incorporated by reference into the Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report dated March 6, 2013, except for the restatements identified in note 2(a) which are as of May 31, 2013, which is also incorporated by reference into the Prospectus, and are incorporated into the Prospectus in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. KPMG LLP’s report on the effectiveness of internal control over financial reporting as of December 31, 2012 dated March 6, 2013, except as to the effects of the material weakness described in Management’s Report on Internal Control over Financial Reporting which is as of May 31, 2013, expresses an opinion that the Corporation did not maintain effective internal control over financial reporting as of December 31, 2012 because of the effect of a material weakness on the achievement of the control criteria and contains an explanatory paragraph that states that the Corporation did not employ accounting staff with an appropriate level of technical accounting knowledge, experience and training in the application of recognition, measurement and disclosure requirements of U.S. GAAP and experience with regulatory requirements. KPMG LLP has advised the Corporation that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

The transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada at its principal offices in the cities of Vancouver, British Columbia, Calgary, Alberta and Toronto, Ontario.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto. The legislation further provides a purchaser with remedies for rescission or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser or any amendment contains a misrepresentation or are not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation in the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Investor Relations and Communications of Westport Innovations Inc. at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, telephone (604) 718-2046 and are also available electronically at www.sedar.com. See “Documents Incorporated by Reference”.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	June 20, 2013

Cdn.$750,000,000

Common Shares

Preferred Shares

Subscription Receipts

Warrants

Debt Securities

Units

This prospectus (the “Prospectus”) relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments, remains valid, of up to Cdn.$750,000,000 (or the equivalent in other currencies or currency units) aggregate initial offering price of our common shares (“Common Shares”), preferred shares (“Preferred Shares”), subscription receipts (“Subscription Receipts”), warrants to purchase Common Shares (“Warrants”), senior or subordinated unsecured debt securities (“Debt Securities”), and/or units comprised of one or more of the other securities described in this Prospectus in any combination, (“Units” and, together with the Common Shares, Preferred Shares, Subscription Receipts, Debt Securities and Warrants, the “Securities”). The Securities may be offered by us or by our securityholders. We, or our securityholders, may offer Securities in such amount and, in the case of the Preferred Shares, Subscription Receipts, Debt Securities, Warrants and Units, with such terms as we, or our securityholders, may determine in light of market conditions. We, or our securityholders, may sell the Preferred Shares, Subscription Receipts, Debt Securities and Warrants in one or more series.

There are certain risk factors that should be carefully reviewed by prospective purchasers. See “Risk Factors”.

The specific variable terms of any offering of Securities will be set forth in a supplement to this Prospectus relating to such Securities (each, a “Prospectus Supplement”) including where applicable: (i) in the case of the Common Shares, the number of Common Shares offered, the currency (which may be Canadian dollars or any other currency), the issue price and any other specific terms; (ii) in the case of Preferred Shares, the number of Preferred Shares being offered, the designation of the series, the offering price, dividend rate, if any, and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the currency (which may be Canadian dollars or any other currency), the issue price, the terms and procedures for the exchange of the

Subscription Receipts and any other specific terms; (iv) in the case of Warrants, the designation, the number of Warrants offered, the currency (which may be Canadian dollars or any other currency), number of the Common Shares that may be acquired upon exercise of the Warrants, the exercise price, dates and periods of exercise, adjustment procedures and any other specific terms; (v) in the case of Debt Securities, the designation, aggregate principal amount and authorized denominations of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the currency (which may be Canadian dollars or any other currency), the issue price (at par, at a discount or at a premium), the issue and delivery date, the maturity date (including any provisions for the extension of a maturity date), the interest rate (either fixed or floating and, if floating, the method of determination thereof), the interest payment date(s), the provisions (if any) for subordination of the Debt Securities to other indebtedness, any redemption provisions, any repayment provisions, any terms entitling the holder to exchange or convert the Debt Securities into other securities and any other specific terms; and (vi) in the case of Units, the designation, the number of Units offered, the offering price, the currency (which may be Canadian dollars or any other currency), terms of the Units and of the securities comprising the Units and any other specific terms. You should read this Prospectus and any Prospectus Supplement before you invest in any Securities.

We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to any applicable full version or more detailed description of the contract, agreement or other document, as may be available electronically on SEDAR at www.sedar.com or on Westport’s website at www.westport.com, for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. See “Where you Can Find Additional Information”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (the “MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our annual financial statements as at December 31, 2012 and December 31, 2011 and for the year ended December 31, 2012, the nine month period ended December 31, 2011 and the year ended March 31, 2011 and our interim financial statements as at and for the three month period ended March 31, 2013 and 2012 in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities. See “Certain Income Tax Considerations”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of Alberta, Canada, that some or all of our officers and directors are residents of Canada, that some or all of the underwriters or experts named in this Prospectus are residents of Canada, and that all or a substantial portion of our assets and the assets of such persons are located outside the United States.

The individuals listed in the table below are each a director or executive officer of the Corporation who resides outside of Canada and has appointed the following agent for service of process:

Name of Person	Name and Address of Agent
John Beaulieu	Bennett Jones LLP 4500 Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7

Warren Baker	Bennett Jones LLP 4500 Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7

Nancy Gougarty	Bennett Jones LLP 4500 Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7

Douglas King	Bennett Jones LLP 4500 Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7

Bill Larkin	Bennett Jones LLP 4500 Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, organized or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

No underwriter has been involved in the preparation of, or has performed a review of, the contents of this Prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

Our outstanding securities are listed for trading on the Toronto Stock Exchange (“TSX”) under the trading symbol “WPT” and on the NASDAQ Global Select Market (“NASDAQ”) under the trading symbol “WPRT”. Unless otherwise specified in any applicable Prospectus Supplement, the Preferred Shares, Subscription Receipts, Warrants, Debt Securities, and Units will not be listed on any securities exchange. There is no market through which the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units may be sold and purchasers may not be able to resell the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units purchased under this Prospectus. This may affect the pricing of these securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See the “Risk Factors” section of the applicable Prospectus Supplement.

Our Securities may be sold pursuant to this Prospectus to or through underwriters, dealers, placement agents or other intermediaries or directly to purchasers or through agents at amounts and prices and other terms determined by us or any selling securityholders. In connection with any underwritten offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Prospectus Supplement relating to a particular offering of Securities will identify each person who may be deemed to be an underwriter with respect to such offering and will set forth the terms of the offering of such Securities, including, to the extent applicable, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, the initial public offering price, the proceeds expected to be received by us or any selling securityholder, the underwriting discounts or commissions and any other discounts or concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to Securities sold to or through underwriters, if any, will be named in the related Prospectus Supplement.

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus.

Our head office is located at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, and our registered office is located at 4500 – 855 2nd Street S.W., Calgary, Alberta T2P 4K7.

DEFINITIONS AND OTHER MATTERS

In this Prospectus and any Prospectus Supplement, unless otherwise indicated, references to “we”, “us”, “our”, “Westport” or the “Corporation” are to Westport Innovations Inc. All references to “dollars”, “Cdn.$” or “$” are to Canadian dollars and all references to “U.S.$” are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement is determined using U.S. GAAP.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus and any Prospectus Supplement, and in certain documents incorporated by reference in this Prospectus, may constitute “forward-looking statements”. When used in such documents, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this Prospectus and the documents incorporated by reference in this Prospectus contain forward-looking statements which include, but are not limited to, the manner in which the selling securityholders may sell Securities, the filing of one or more Prospectus Supplement(s), and the expansion of our product offering.

In addition to those forward-looking statements referred to above, readers should also refer to the AIF (as defined below), under the heading “Forward-Looking Information” and the MD&A (as defined below) under the heading “Forward Looking Statements”, both of which are incorporated by reference into this Prospectus, for a list of some additional forward-looking statements made by us in this Prospectus and the documents incorporated by reference in this Prospectus.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Prospectus, any Prospectus Supplement and in the documents incorporated by reference into this Prospectus and other unforeseen risks, including, without limitation:

•	market acceptance of our products;

•	product development delays;

•	changing environmental regulations;

•	the ability to attract and retain business partners;

•	the success of our business partners and original equipment manufacturers (“OEMs”), with whom we partner;

•	future levels of government funding and incentives;

•	competition from other technologies;

•	price differential between compressed natural gas (“CNG”), liquefied natural gas (“LNG”) and liquefied petroleum gas (“LPG”) relative to petroleum-based fuels;

•	limitations on our ability to protect our intellectual property;

•	potential claims or disputes in respect of our intellectual property;

•	limitations in our ability to successfully integrate acquired businesses;

•	limitations in the development of natural gas refuelling infrastructure;

•	the ability to provide the capital required for research, product development, operations and marketing;

•	there could be unforeseen claims made against us;

•

our international business operations could expose us to factors beyond our control, such as currency exchange rates, changes in governmental policy, trade barriers, trade embargoes, and delays in the development of international markets for our products; and

•	those risks discussed in this Prospectus and the AIF under the heading “Risk Factors” and in the MD&A under the heading “Forward Looking Statements”.

Any forward-looking statement is made only as of the date of this Prospectus or the applicable document incorporated by reference herein. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after we distribute this Prospectus, except as otherwise required by law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Vice President, Investor Relations and Communications at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, telephone (604) 718-2046. Copies of documents incorporated by reference are also available electronically at www.sedar.com.

We have filed the following documents with the securities commissions or similar regulatory authorities in certain of the provinces of Canada and such documents are specifically incorporated by reference in this Prospectus:

•	our annual information form dated March 7, 2013 for the year ended December 31, 2012 (the “AIF”);

•	our management proxy circular dated February 28, 2013 relating to the annual and special meeting of shareholders held on April 11, 2013 (the “Management Proxy Circular”);

•

our amended audited consolidated financial statements as at December 31, 2012 and December 31, 2011 and for the year ended December 31, 2012, the nine month period ended December 31, 2011 and the year ended March 31, 2011, together with the notes thereto, and the auditors’ report thereon addressed to our shareholders and filed on SEDAR on May 31, 2013 (the “Annual Financials”);

•

our amended management’s discussion and analysis of financial condition and results of operations dated May 31, 2013, for the fiscal year ended December 31, 2012 and filed on SEDAR on May 31, 2013 (the “MD&A”);

•	our interim consolidated financial statements as at and for the three month period ended March 31, 2013 and 2012; and

•	our interim management’s discussion and analysis of financial condition and results of operations dated May 2, 2013, for the three months ended March 31, 2013.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in a short form prospectus, including any annual information form, comparative annual financial statements and the auditors’ report thereon, comparative unaudited interim financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in the provinces of Canada after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus.

To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part. In addition, we have and will incorporate by reference into this Prospectus from documents that we file with the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Our U.S. filings are electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which may be accessed at www.sec.gov.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Upon a new annual information form, audited annual financial statements and related management’s discussion and analysis being filed by us with, and where required, accepted by, the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador during the term of this Prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and related audited annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new unaudited interim financial statements and related management’s discussion and analysis being filed by us with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador during the term of this Prospectus, all unaudited interim financial statements and related management’s discussion and analysis filed prior to the new unaudited interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of holders of Common Shares being filed by us with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador during the term of this Prospectus, the information circular for the preceding annual meeting of holders of Common Shares shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

One or more Prospectus Supplements containing the specific variable terms for an issue of the Securities and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to any applicable full version or more detailed description of the contract, agreement or other document, as may be available electronically on SEDAR at www.sedar.com or on Westport’s website at www.westport.com, for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We are subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith we file reports and other information with the SEC and with the securities regulatory authorities in Canada. Under the MJDS adopted by Canada and the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies.

Investors may read any document that we have filed with the SEC and may also obtain copies of those documents by paying a fee at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. Investors may read and download some of the documents we have filed with the SEC at the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. We are also subject to filing requirements prescribed by the securities legislation of all Canadian provinces. These filings are available electronically from SEDAR at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the Business Corporations Act (Alberta). The majority of our officers and directors and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States.

We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws or the securities laws of any state of the United States.

We have been advised by our Canadian counsel that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed C T Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

WESTPORT INNOVATIONS INC.

Our governing corporate statute is the Business Corporations Act (Alberta). Our head office and principal place of business is at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2. Our registered office is at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

We have three material subsidiaries, Westport Power Inc. (“WPI”), which is 100% wholly-owned and incorporated pursuant to the Business Corporations Act (British Columbia), Westport Light Duty Inc. (“Westport LD”), which is 100% wholly-owned by WPI, and incorporated pursuant to the Business Corporations Act (British Columbia) and Westport Fuel Systems Inc., a Delaware corporation, which is 100 % wholly-owned.

In addition, we own 100% of the voting securities of Westport Innovations (Australia) Pty. Ltd., a Victoria, Australia corporation and 100% of the voting securities of Westport Innovations (Hong Kong) Limited (“Westport HK”), a Hong Kong, China corporation. Westport HK owns 35% of the voting securities of Weichai Westport Inc., a Chinese corporation.

We, through WPI, own 50% of the voting securities of Cummins Westport Inc. (“CWI”), a Delaware corporation.

We, through Westport LD, own 100% of the voting securities of Alternative Fuel Vehicle Sweden AB, a Swedish corporation, and 100% of the voting securities of Juniper Engines Inc. S.r.l. (“Juniper”), an Italian corporation. Juniper owns 100% of the voting securities of Emer S.p.A., an Italian corporation, and 100% of the voting securities of OMVL S.p.A., an Italian corporation.

OUR BUSINESS

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (less than 5.9 litre), medium- (5.9 to 8.9 litre), heavy-duty- (11 to 16 litre) and high-horsepower- (greater than 16 litre) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, and generally less expensive alternative fuel based on a more abundant natural resource. Through our partnerships and direct sales efforts, to date, we have sold over 73,000 natural gas and propane engines and fuel systems to customers in more than 19 countries. We currently have strategic relationships with three of the world’s top four engine producers and supply or have strategic relationships with six of the world’s top ten truck producers, as well as eight of the world’s top ten automotive manufacturers.

Since our founding in 1995, we have focused on developing technology that allows us to produce more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines. We have invested over U.S.$400 million towards the research, development and commercialization of our proprietary technologies, which allow engines to operate on natural gas while preserving the key benefits of diesel engines. The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gases, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource. Our systems enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas or hydrogen. Our research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage.

We leverage our proprietary technology by partnering with the world’s leading diesel engine and truck OEMs to develop, manufacture and distribute our engines and fuel systems to a diverse group of global truck and bus OEMs. Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology in markets where demand for clean, low-emission engines is prevalent.

RECENT DEVELOPMENTS

We have, historically, reported our 50/50 joint venture with Cummins, Inc. (“Cummins”), CWI, on a consolidated basis in our financial statements, reflecting 100% of our assets, liabilities, revenues and expenses in the consolidated financial statements, and presented the 50% interest held by our joint venture partner, Cummins, as “Net income attributed to joint venture partners”. Effective for our financial statements beginning with the year ended December 31, 2012, we have reported our interest in CWI by the equity method in “Long-term investments” on our consolidated balance sheets and reported the Corporation’s share of net earnings of CWI in “Income from investments accounted for by the equity method” in the statement of operations. The Corporation has restated its consolidated financial statements for the nine month period ended December 31, 2011 and the year ended March 31, 2011 on a similar basis. This restatement did not affect the reported amounts of net loss attributable to the Corporation, loss per share or shareholders’ equity but has impacted certain amounts disclosed. See the Annual Financials and the MD&A.

During the fourth quarter of 2012, we created new internal reporting alignments to accommodate the variety in product, system and service solutions we offer. Internal operating business units following the realignment include: Westport Applied Technologies, Westport On-Road Systems, Westport New Markets and Off-Road Systems, and Corporate and Technology Investments. In addition, we expect to deliver new and existing products across multiple platforms under the single “Westport” brand going forward. In doing so, we have removed label restrictions described as “Light-Duty”, “Heavy-Duty” or “High-Horsepower” to allow us to enter new markets with new and existing products and services under the one brand: “Westport”. See the AIF under the heading “Business Unit Realignment”.

RISK FACTORS

A prospective purchaser of Securities should carefully consider the list of risk factors incorporated by reference in this Prospectus before purchasing our Securities. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties described in the documents incorporated by reference in this Prospectus may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects.

Risks Related to Our Business

We have incurred and continue to incur losses.

We have incurred substantial losses since our inception and continue to incur losses and experience negative cash flows. We cannot predict if or when we will operate profitably or generate positive cash flows or if we will be able to implement our business strategy successfully. Pursuing our strategy requires us to incur significant expenditures for research and product development, marketing, and general administrative activities. As a result, we need to continue to grow our revenues and gross margins to achieve and sustain profitability and positive operating cash flows, and we may need to raise additional capital.

We may be unable to raise additional capital.

Execution of our business plan and our commercial viability could be jeopardized if we are unable to raise additional funds for our commercialization plans, to fund working capital, research and development projects, sales, marketing and product development activities, and other business opportunities. We attempt to mitigate this risk by generating funds from a variety of sources including: through the sale of our commercial products, through the sale of non-core assets including long-term investments, through funding from government agencies, industry and business partners, and through the issuance of shares or debt in the public equity markets or through strategic investors. In addition, we try to maintain reserves of cash and short-term investments and seek to obtain funding commitments before we take on any significant incremental initiatives. There can be no assurance that we will be able to secure additional funding, or funding on terms acceptable to us, to pursue our commercialization plans.

Sustained negative economic factors could negatively impact our business.

Global economic factors beyond our control such as a sustained and far reaching negative economic factors, more restrictive access to credit markets or other broad economic issues may negatively affect the natural gas vehicle market, and reduce demand for our products as partners and potential customers defer replacing older vehicles or expanding their fleets. Our bad debt expense may increase, and we may need to assist potential customers with obtaining financing or government incentives to help customers fund their purchases of our products.

Potential fluctuations in our financial results make financial forecasting difficult.

We expect our revenues and results of operation to continue to vary significantly from quarter to quarter. Sales and margins may be lower than anticipated due to timing of customer orders and deliveries, unexpected delays in our supply chain, general economic and market-related factors, product quality, performance and safety issues, and competitive factors. The current economic environment also makes projecting financial results more difficult. In addition, the continuance and timing of government funding of our research and development programs is difficult to predict and may cause quarter to quarter variations in financial results. In addition, due to our early stage of commercialization on some products, we cannot accurately predict our future revenues or results of operations or the timing of government funding on our current research and development programs. We are also subject to normal operating risks such as credit risks, foreign currency risks, and global and regional economic conditions. As a result, quarter-to-quarter comparisons of our revenues and results of operation may not be meaningful. It is likely that in one or more future quarters our results of operation will fall below the expectations of securities analysts and investors. If this happens, the trading price of our Common Shares might be materially and adversely affected.

A market for engines with our fuel systems may never develop or may take longer to develop than we anticipate.

Although we have seen strong growth in CWI revenues and interest from municipalities and private fleets, engines with natural gas fuel systems represent an emerging market, and we do not know whether end-users will ultimately want to use them or pay for their initial incremental purchase price. The development of a mass market for our fuel systems may be affected by many factors, some of which are beyond our control, including: the emergence of newer, more competitive technologies and products; the future cost of natural gas and other fuels used by our systems; the future cost of diesel, gasoline and other alternative fuels that may be used by competitive technologies; the ability to successfully build the refuelling infrastructure necessary for our systems; regulatory requirements; availability of government incentives; customer perceptions of the safety of our products; and customer reluctance to try a new product.

If a market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability.

Certain of our products may not achieve widespread adoption.

Our direct injection technology has been demonstrated in heavy-duty trucks, light-duty vehicles and high-horsepower applications. However, we do not know when or whether we will be successful in the commercialization of products for any of our target markets. There can be no assurance that engines using our direct injection technology will perform as well as we expect or that prototypes and commercial systems will be developed and sold in commercially viable numbers.

Our Westport fuel systems presently have higher initial capital costs than the incumbent competing technologies, and manufacturing costs of some of our products at a large-scale commercial level have not been confirmed. If we are unable to produce fuel systems that are economically competitive, on a life-cycle cost basis, in terms of price, reliability and longevity, operators of commercial vehicle fleets will be unlikely to buy products containing our fuel systems.

The application of our direct injection technology in high-horsepower applications is in its infancy. Our technology may not meet all the demands of these new applications, such as ultra high reliability, long life, high efficiency, high performance, refuelling convenience, emissions and safety regulations. Other technologies may provide better compromise. In these cases our market penetration may be lower than expected.

Dependence on Government Incentives

We are partly dependent on government incentives to facilitate demand for our products and fund our research and development programs and these incentives may not be renewed or may be redirected.

Our business has benefited from the availability of government tax incentives, such as tax credits and grants to encourage the use of natural gas in trucks, buses and other vehicles. On December 31, 2012, the United States Congress passed the American Tax Relief Act of 2012, which extended the Alternative Fuels Excise Tax Credit of U.S.$0.50 per gallon for LNG and U.S.$0.50 per GGE of CNG until December 31, 2013 and also made those credits retroactive to January 1, 2012. In addition, the Alternative Fuel Vehicle Fueling Infrastructure Credit of 30% of the cost of any qualified alternative fuel vehicle refuelling property placed in service during the taxable year, not to exceed U.S.$30,000 in the case of a property of a character subject to an allowance for depreciation, and U.S.$1,000 in any other case, was also extended until December 31, 2013 and made retroactive to January 1, 2012. There was also an extension and modification of the bonus depreciation provision that extends the 50% bonus depreciation through to January 1, 2014.

In the absence of federal legislation, individual states have initiated and passed bills to provide incentives to encourage the use of domestic energy sources such as natural gas. Texas Senate Bills 20 and 385 have been passed and authorize funding for approximately U.S.$16 million for natural gas vehicle rebates, which includes converting heavy-duty fleet vehicles to natural gas, and U.S.$4 million per year for the next two years for the establishment of natural gas stations between the cities of Dallas, San Antonio and Houston. California, through the CEC with funds through Assembly Bill 118, has established the Natural Gas Vehicle Buy-Down Program, a rebate program to incentivize the deployment of natural gas and propane vehicles in all weight classes in California. Funding for this program for 2012 was U.S.$12.7 million. No date for 2013 applications has been announced. California also has programs authorized by Proposition 1B that periodically make funding available to promote the use of cleaner heavy-duty trucks within the state. Pennsylvania through House Bill 1950 authorizes U.S.$20 million over three years in vehicle and transit grants of up to U.S.$25,000 per vehicle. Other states such as Louisiana, Oklahoma, and West Virginia offer state income tax credits for the purchase of alternative fuel vehicles including natural gas.

Due to the variable nature of government funding and incentive programs, we are unable to ascertain if current programs will continue or be renewed or whether proposed bills will be passed and enacted into law. While we believe that even in the absence of government incentives, there are sound financial and environmental motivations for customers to buy our engines, continued uncertainty over the amount and availability of government incentives in the United States, Canada, and Sweden could cause customers to delay making purchasing decisions as they wait for programs to become available. The absence of consistent commitment by government to promote natural gas vehicles could negatively affect the business by delaying purchasing decisions by prospective customers insofar as this uncertainty persists.

While some of our customers have been able to qualify for programs offered by federal, state and local agencies such as CARB, CEC, SCAQMD in California as well as other jurisdictions, there is no certainty that this assistance will continue into the future. In addition to customers’ participation in fleet vehicle deployment incentives, Westport enters into agreements with government agencies to help fund our research and development programs. As with the variability of vehicle deployment incentives, there can be no assurance that we will succeed in being awarded future R&D funding from any government agencies at the same levels we have received in the past or at all.

Fuel price differentials are hard to predict and may be less favourable in the future.

The acceptance of natural gas-fuelled engines by customers depends in part on the price differential between natural gas, diesel and gasoline fuels. Natural gas has generally been, and currently is, less expensive than diesel fuel in many jurisdictions. This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, availability of shale gas, pipeline transportation capacity for natural gas, refining capacity for crude oil, and government excise and fuel tax policies. While this price differential increased in the year ended December 31, 2012, there can be no assurance that natural gas will remain less expensive than diesel and gasoline fuels. This may impact upon potential customers’ decisions to adopt natural gas as an energy solution in the short term.

Our growth is dependent on natural gas refuelling infrastructure that may not be built and commissioned.

For motor vehicles, natural gas must be carried on board in liquefied or compressed form, and there are few public or private refuelling stations available in most jurisdictions. There can be no assurance of the successful expansion of the availability of natural gas as a vehicle fuel or that companies will develop refuelling stations to meet projected demand. If customers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by our technology is unlikely to develop.

Changes in environmental and regulatory policies could hurt the market for our products.

We currently benefit from, and hope to continue to benefit from, certain government environmental policies, mandates and regulations around the world, most significantly in the international automotive market and in the United States. Examples of such regulations include those that provide economic incentives, subsidies, tax credits and other benefits to purchasers of low emission vehicles, restrict the sale of engines that do not meet emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulphur diesel fuel. There can be no assurance that these policies, mandates and regulations will be continued. Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant time and money in an effort to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions. If these are discontinued or if current requirements are relaxed, this may have a material impact on our competitive position.

We currently face, and will continue to face, significant competition.

Our products face, and will continue to face, significant competition, including from incumbent technologies, and in particular increased competition with respect to spark-ignited natural gas engine OEMs in China and aftermarket kit providers in Europe. As the market for natural gas engine products continues to grow this competition may increase. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially greater customer bases, businesses, and financial and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies. In addition, the terms of some of our joint venture agreements allow for the potential for the introduction of competing products in certain markets by our joint venture partners.

Competition for our products may come from current power technologies, improvements to current power technologies and new alternative power technologies, including other fuel systems and in particular increased competition with respect to spark-ignited natural gas engine OEMs in China and aftermarket kit providers in Europe. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers using proven and widely accepted technologies. Many existing manufacturers have or had natural gas engine programs and could develop new engines without our help or components, using more conventional technologies or technologies from competitive companies. Additionally, there are competitors working on developing technologies such as cleaner diesel engines, bio-diesel, fuel cells, advanced batteries and hybrid battery/internal combustion engines, and new fuels in each of our targeted markets. Each of these competitors has the potential to capture market share in various markets, which could have a material adverse effect on our position in the industry and our financial results. For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: regulated or un-regulated emissions performance, including

CO2 reduction; fuel economy; fuel cost; engine performance; power density; engine and fuel system weight; and engine and fuel system price. There can be no assurance that our products will be able to offer advantages in all or any of these areas.

In high-horsepower applications, there are already engine manufacturers with significant experience with utilization of natural gas, for example in power generation and in marine applications. Westport may not be able to gain experience fast enough to capture a significant enough market share.

We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our existing and future intellectual property rights could seriously harm our business and prospects and may result in the loss of our ability to exclude others from practicing our technology or our own right to practice our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. Our patents do not guarantee us the right to practice our technologies if other parties own intellectual property rights that we need in order to practice such technologies. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. As is the case in many other industries, the web of intellectual property ownership in our industry is complicated and, in some cases, it is difficult to define with precision where one property begins and another ends. In any case, there can be no assurance that:

•

any of the rights we have under U.S. or foreign patents owned by us or other patents that third parties license to us will not be curtailed, for example, through invalidation, circumvention, challenge, being rendered unenforceable or by license to others;

•	we were the first inventors of inventions covered by our issued patents or pending applications or that we were the first to file patent applications for such inventions;

•	any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, or be issued at all;

•	our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies;

•	any of our trade secrets will not be learned independently by our competitors; or

•

the steps we take to protect our intellectual property will be adequate. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Certain intellectual property has been licensed to us from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain or renew a license from a third party for intellectual property we use at present could cause us to incur substantial costs and to suspend the manufacture, shipment of products or our use of processes requiring such intellectual property.

We could become engaged in intellectual property litigation or disputes that may negatively affect our business.

From time to time, claims have been made by third parties that the practice of our technology infringes upon patents owned by those third parties. Although we have seen no valid basis for any of these claims, as our business grows, parties may attempt to take advantage of that growth and assert similar claims and demands for compensation. Our response to such claims will be commensurate with the seriousness of the allegations, their potential effect on our business and the strength of our position. We will examine a range of options, from formal legal action to obtain a declaratory judgment of non-infringement, to the initiation of design changes. We intend to vigorously defend our intellectual property.

As a result, while we are not currently engaged in any material intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or in which the scope, validity and enforceability of our intellectual property rights is challenged. In addition, we may commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation or disputes, including any that may arise in respect of, including but not limited to our HPDI technology or LNG tanks, could be time consuming and result in significant expense to us, diversion of resources, and delays or stoppages in the development, production and sales of products or intellectual property, whether or not any claims have merit or such litigation or disputes are resolved in our favour. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

•	expend significant resources to develop or acquire non-infringing intellectual property;

•	discontinue processes incorporating infringing technology; or

•	obtain licenses to the infringing intellectual property.

Any such result could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.

We are dependent on relationships with strategic partners.

Execution of our current strategy is dependent on cooperation with strategic partners for technology development, manufacturing and distribution. To be commercially viable, our fuel systems must be integrated into engines, and our engines must be integrated into chassis manufactured by OEMs. We can offer no guarantee that existing technology agreements will be renewed or advanced into commercialization agreements or that our strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized. We can offer no guarantee that even if technology agreements do exist with our strategic partners that OEMs will manufacture engines with our fuel systems or chassis for our engines, or if they do manufacture such products, that customers will choose to purchase them. Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our products and our financial results. In addition, there can be no assurance of the commercial success of any joint ventures in which we are, or will become, involved.

Any change in our relationships with our strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by our strategic partners to reduce their commitment to our products and technology in favour of competing products or technologies, to change or seek to change the terms of our contractual relationships with them or to bring to an end our various alliances, could have a material adverse effect on our business and financial results.

In addition, disputes regarding the rights and obligations of the parties have in the past and may in the future arise under our agreements with our strategic partners. These and other possible disagreements have in the past and may in the future lead to the renegotiation or modification of such agreements, or could lead to the termination of such agreements or delays in collaborative research, development, supply, or commercialization of certain products, or could require or result in litigation or arbitration. Moreover, disagreements have in the past and may in the future arise with our strategic partners over rights to intellectual property. These kinds of disagreements could result in costly and time-consuming litigation. Any such conflicts with our strategic partners could reduce our ability to obtain future collaboration agreements and could have a negative impact on our relationship with existing strategic partners.

We are dependent on relationships with our suppliers.

While we have negotiated supply agreements with various manufacturers and have entered into a strategic supply agreement with Delphi Automotive Systems, LLC, certain of these manufacturers may presently be the sole supplier of key components for our products, and we are dependent on their ability to source materials, manage their capacity, workforce and schedules. In particular, we are dependent on sole suppliers for our injectors, tanks and pumps for our Westport heavy-duty systems and their ability to ramp up capacity and maintain quality and cost to support our production requirements. For a number of reasons, including but not limited to shortages of parts, labour disruptions, lack of capacity and equipment failure, a supplier may fail to supply materials or components that meet our quality, quantity or cost requirements or to supply any at all. If we are not able to resolve these issues or obtain substitute sources for these materials or components in a timely manner or on terms acceptable to us, our ability to manufacture certain products may be harmed, and we may be subjected to cancellation of orders or penalties for failed or late deliveries, which could have a material adverse effect on our business and financial results. Our products also use steel and other materials that have global demand. The prices and quantities at which those supplies are available fluctuate and may increase significantly. Competitive pressure, however, may not allow us to increase the sales price of our products. Any such increases may therefore negatively affect our margins and financial condition. We mitigate these risks by seeking secondary suppliers, carrying inventory and locking in long-term pricing when possible. There are no guarantees, however, that we will be successful in securing alternative suppliers or that our inventory levels will be sufficient for our production requirements.

We are dependent on our relationship with Cummins for CWI profits and cash flows.

CWI purchases all of its current and foreseeable engine products from Cummins-affiliated plants and distributors. Although the factories operate with modern technology and experienced management, there can be no assurance that the factory and distribution systems will always be able to perform on a timely and cost-effective basis. Any reduction in the manufacturing and distribution capabilities of Cummins-affiliated plants and distributors could have a material adverse effect on CWI’s business and financial results.

Under a Second Amended and Restated Joint Venture Agreement between Cummins, Westport and CWI (the “Amended JVA”), while Cummins is subject to exclusivity restrictions that generally limit Cummins’ ability to compete against CWI in North America in respect of spark-ignited natural gas or propane products within the displacement range of the CWI Products (as defined in the AIF), beginning in February 2017, Cummins will be permitted to market and sell a spark-ignited natural gas or propane engine within the displacement range of the CWI Products in North America should they choose to develop one based on a new Cummins heavy duty engine platform and without CWI’s assistance. In addition, the Amended JVA permits Cummins to develop, market and sell products that compete with CWI outside of North America. The introduction by Cummins of new products that compete with CWI could have a material adverse effect on CWI’s sales of CWI Products and on CWI’s financial results.

Under the Amended JVA, the market scope for sales of CWI Products by CWI is primarily limited to North America. Cummins has the sole right to sell CWI Products outside of North America, and the revenues from such sales (as well as the corresponding costs and liabilities) will be credited to CWI. There can be no assurance that Cummins will continue to pursue sales of the CWI Products outside of North America or that the pricing for such CWI Products will be set at levels that will allow such CWI Products to compete effectively in the applicable markets. In addition, the limitation of CWI’s market scope primarily to North America subjects CWI to more concentrated market risk. Any decrease in demand within the North American market for the CWI Products, including as a result of the decrease in the cost of fuels that are alternatives to natural gas or conditions or events that impair or adversely affect the infrastructure for producing and transporting LNG could have a material adverse effect on CWI’s business and financial results.

The Amended JVA provides that substantially all significant decisions with respect to CWI and its business must be unanimously approved by the CWI board of directors and, in some instances, the shareholders of CWI. Because the CWI board of directors is evenly divided between Westport and Cummins designees and each of Westport and Cummins have 50% ownership of the common shares of CWI, any material change in the nature or scope of CWI’s business, require each of Westport’s and Cummins’ approval. Failure or delay by Cummins or Westport and their respective designees to the CWI board of directors to approve any such matters could have a material adverse effect on CWI’s business and financial results. In addition, the declaration and payment of any dividends by CWI requires unanimous approval of the CWI board of directors and is subject to the business judgment of the CWI board of directors, taking into account the factors specified in the Amended JVA. Failure or delay by CWI to pay dividends could have a material adverse effect on Westport’s cash flows and liquidity.

The Amended JVA provides that upon a change of control of Westport, Cummins may elect to terminate the Amended JVA (in which case Cummins is obligated to repurchase Westport’s shares of CWI at a price determined based on a formula in the Amended JVA) or continue the Amended JVA upon certain modified terms. These provisions may make it less likely that Westport will experience a change of control or may diminish any takeover premium that a third party would pay for its shares.

Our limited production trials, commercial launch activities and field tests could encounter problems.

We conduct limited production trials and field tests on a number of our products as part of our product development cycle, and we are working on scaling up our production capabilities. These trials, production readiness activities and field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, and the failure to maintain and service the test prototypes properly. Some of these potential problems and delays are beyond our control. Any problem or perceived problem with our limited production trials and field tests could hurt our reputation and the reputation of our products and delay their commercial launch.

We may have difficulty managing the expansion of our operations.

To support the launch, and increase sales and service of our technology and related products, we may be required to expand the scope of our operations rapidly. This may include a need for a significant and rapid increase in employees and an increase in the size, or relocation, of our premises and changes to our information systems, processes and policies. Such rapid expansion may place a significant strain on our senior management team, support teams, information technology platforms and other resources. In addition, we may be required to place more reliance on our strategic partners and suppliers, some of whom may not be capable of meeting our production demands in terms of timing, quantity, quality or cost. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any rapid expansion could harm our business, prospects, results of operations or financial condition.

Warranty claims could diminish our margins.

There is a risk that the warranty accrual included in our cost of product revenue is not sufficient, and we may recognize additional expenses as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate a redesign, re-specification, a change in manufacturing processes, and/or recall of our products, which may have an adverse impact on our finances and on existing or future sales. Although we attempt to mitigate against these risks through our sales and marketing initiatives and our product development, quality assurance, support and service programs, there can be no assurance that such initiatives and programs are adequate or that sales of our commercial products will continue to grow and contribute financially. Even in the absence of any warranty claims, a product deficiency such as a manufacturing defect or a safety issue could be identified, necessitating a product recall, which could itself have an adverse impact on our finances and on existing or future sales.

New products may have different performance characteristics from previous products. In addition, we have limited field experience with existing commercialized products, including but not limited to the WiNG System and our Westport heavy-duty systems from which to make our warranty accrual estimates.

We could become subject to product liability claims.

Our business exposes us to potential product liability claims that are inherent to natural gas, LPG and hydrogen and products that use these gases. Natural gas, LPG and hydrogen are flammable gases and are potentially dangerous products. Any accidents involving our products or other natural gas, LPG or hydrogen-based products could materially impede widespread market acceptance and demand for our engines and fuel systems. In addition, we may be subject to a claim by end-users or others alleging that they have suffered property damage, personal injury or death because our products did not perform adequately. Such a claim could be made whether or not our products perform adequately under the circumstances. From time to time, we may be subject to product liability claims in the ordinary course of business, and we carry a limited amount of product liability insurance for this purpose. However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.

Natural gas, LPG, hydrogen and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us.

Natural gas, LPG and hydrogen are flammable gases and are potentially dangerous products. Our operations, including our research and development and manufacturing processes, are subject to all of the risks and hazards inherent to natural gas, LPG and hydrogen and products that use these gases, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of natural gas, fires, explosions and other damages. Although we believe that our procedures for using, handling, storing and disposing of natural gas, LPG, hydrogen and other hazardous materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from natural gas, LPG, hydrogen and other hazardous materials and we may incur liability as a result of such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our insurance and other resources, in which event Westport could incur significant costs that could have a material adverse effect upon its financial condition.

We could become liable for environmental damages resulting from our research, development or manufacturing activities.

The nature of our business and products exposes us to potential claims and liability for environmental damage, personal injury, loss of life, and damage to or destruction of property. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims. In addition, depending on the nature of the claim, our current insurance policies may not provide sufficient or any coverage for such claims.

We have foreign currency risk.

While a majority of our revenues, cost of sales, expenses and warranty balances are denominated in U.S. dollars, many of our operating expenses, other than cost of sales, are in Canadian dollars and Euros, and we report in U.S. dollars. Foreign exchange gains and losses are included in results from operations. A large decline in the value of the U.S. dollar relative to the Canadian dollar or Euro could negatively impact margins and other financial results. We have not entered into foreign exchange contracts to hedge against gains and losses from foreign currency fluctuations. In fiscal 2012, on average, the U.S. dollar appreciated 0.9% against the Canadian dollar and declined 8.1% against the Euro.

We could lose or fail to attract the human capital necessary to run our business.

Our success depends in large part on our ability, and that of our affiliates, to attract and retain key management, engineering, scientific, manufacturing and operating human capital. As we develop additional capabilities, we may require more skilled employees. Given the highly specialized nature of our products, these employees must be highly skilled and have a sound understanding of our industry, business or our technology. Recruiting employees for the alternative fuel industry is also highly competitive. Although to date we have been successful in recruiting and retaining qualified employees, there can be no assurance that we will continue to attract and retain the human capital needed for our business. The failure to attract or retain qualified employees could have a material adverse effect on our business.

If we do not properly manage foreign sales and operations, our business could suffer.

We expect that a substantial portion of our future revenues will be derived from sales outside of Canada, and we operate in jurisdictions where we may lack sufficient expertise, local knowledge or contacts. Establishment of an international market for our products may take longer and cost more to develop than we anticipate and is subject to inherent risks, including unexpected changes in government policies, trade barriers, difficulty in staffing and managing foreign operations, longer payment cycles, and foreign exchange controls that restrict or prohibit repatriation of funds. As a result, if we do not properly manage foreign sales and operations, our business could suffer.

We may not realize the anticipated benefits from joint ventures, investments or acquisitions.

Our joint ventures, and any future joint venture, investment or acquisition, could expose us to certain liabilities, including those that we fail or are unable to identify during the investment or acquisition process. In addition, joint ventures and acquisitions often result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results. The integration process may also divert the attention of, and place significant demands on, our managerial resources, which may disrupt our current business operations. As a result, we may fail to meet our current product development and commercialization schedules. Additionally, we may not be able to find suitable joint venture partners, investments or acquisitions, which could adversely affect our business strategy.

We could be adversely affected by risks associated with acquisitions.

We may, in the future, seek to expand our business through acquisitions. Any such acquisitions will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions involve a number of risks, including: (i) the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and employees of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key employees of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key human capital, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

We could be adversely affected by the operations of our joint ventures and joint venture partners.

We operate in many parts of the world that have experienced social unrest, political and economic instability and resulting governmental corruption. While we have policies in place to ensure adequate monitoring of our activities and compliance with Canadian, United States and local laws and regulations in the countries in which we operate, we also operate, and intend to operate in the future, through various joint venture arrangements. Our level of control over joint venture operations may be restricted or shared, and we may be unable to control the actions of joint venture partners or their employees. Despite our policies mandating compliance with Canadian, United States and local laws, we cannot assure you that our internal control policies and procedures always will protect us from reckless or negligent acts committed by our joint ventures or their employees or agents. Such employees or agents of the joint venture or joint venture partners may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labour laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the U.S. Foreign Corrupt Practices Act. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business and operations. Geopolitical tensions may affect the performance of our joint ventures and operations in Asia.

Some of our foreign subsidiaries may do business in countries subject to U.S. sanctions and embargoes, and we have limited managerial oversight over those activities.

Some of our foreign subsidiaries, joint ventures or future acquisitions may sell our products to customers in countries that may be subject to sanctions and embargoes imposed by, including but not limited to, the U.S. and Canadian governments or the United Nations. Although these sanctions and embargoes may not prohibit our foreign subsidiaries and joint ventures from selling products and providing services in these countries, they may prohibit us and our domestic subsidiaries and joint ventures, as well as employees of our foreign subsidiaries and joint ventures who are U.S. or Canadian citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries. The constraints on our ability to have U.S. or Canadian persons, including our senior management, provide managerial oversight and supervision over sales in embargoed countries may negatively affect the financial or operating performance of such business activities. Further, failure to comply with U.S. and Canadian laws in our foreign operations could result in material fines and penalties, damage to our reputation and a reduction in the value of our Common Shares.

Risks Related to Our Common Shares

Our Common Share price may fluctuate.

The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our Common Share price may be unrelated to our operating performance. Our Common Share price could be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the addition or loss of customers; announcements of technological innovations, new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key employees; general market conditions; and other events or factors, many of which may be beyond our control. As of June 20, 2013, the 52-week trading price of our Common Shares on the NASDAQ Global Select Market ranged from a low of U.S.$23.01 to a high of U.S.$40.40. See also “Market for Securities”.

We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them.

We have never paid or declared any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, our current credit facilities restrict our ability to pay dividends, and we currently intend to retain any future earnings to finance our business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors our board of directors may consider appropriate in the circumstances. Until we pay dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.

If we are characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences.

Based in part on current operations and financial projections, we do not expect to be a passive foreign investment corporation (“PFIC”) for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash that we raise. If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements of the NASDAQ Listing Rules that are available to foreign private issuers.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (Alberta), a statute of the Province of Alberta, Canada, that the majority of our officers and directors and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or the experts named in this Prospectus or enforce judgments obtained in the United States courts against us, certain of our directors and officers or the experts named in this Prospectus based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against us, our directors and officers or the experts named in this Prospectus. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers or the experts named in this Prospectus to enforce liabilities based solely upon United States federal or state securities laws.

DESCRIPTION OF COMMON SHARES

The following description of our Common Shares is a summary only and is qualified in its entirety by reference to our articles of incorporation, which have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada, and are available for review at www.sedar.com.

We are authorized to issue an unlimited number of Common Shares. As of December 31, 2012, we had 55,294,091 Common Shares issued and outstanding. Each Common Share entitles the holder to: (i) one vote per share held at meetings of shareholders; (ii) receive such dividends as declared by us, subject to any contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding Preferred Shares and our credit facilities; and (iii) receive our remaining property and assets upon dissolution or winding up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

In the event of our merger or consolidation with or into another entity in connection with which our Common Shares are converted into or exchanged for shares or other securities of another entity or property (including cash), all holders of our Common Shares will thereafter be entitled to receive the same kind and number of securities or kind of property (including cash). Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of Preferred Shares having liquidation preferences, if any, the holders of our Common Shares will be entitled to receive pro rata our remaining assets available for distribution.

DESCRIPTION OF PREFERRED SHARES

The following description of our Preferred Shares is a summary only and is qualified in its entirety by reference to our articles of incorporation, which have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada, and are available for review at www.sedar.com.

We are authorized to issue an unlimited number of Preferred Shares issuable in series with no par value, none of which are currently outstanding. Our board of directors has the authority to determine, with respect to any series of Preferred Shares, the rights, privileges, restrictions and conditions of that series, including:

•	the designation of the series;

•

the number of shares of the series, which our board may, except where otherwise provided in the provisions applicable to such series, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Corporation or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates at which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares, the holders of our Preferred Shares shall have no right to receive notice of or to be present at or vote either in person, or by proxy, at any of our general meetings by virtue of or in respect of their holding of Preferred Shares.

Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares or any restrictions in any of our debt agreements, the directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.

On our winding-up, liquidation or dissolution or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up its affairs, subject to any rights, privileges, restrictions and conditions that may have been determined by the Board to attach to any series of Preferred Shares, the holders of all Common Shares and Preferred Shares shall be entitled to participate pari passu.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following description of the terms of Subscription Receipts sets forth certain general terms and provisions of Subscription Receipts in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by us with the applicable securities commission or similar regulatory authorities after it has been entered into by us and will be available electronically at www.sedar.com.

Pursuant to the subscription receipt agreement, original purchasers of Subscription Receipts may have a contractual right of rescission against Westport, following the issuance of the underlying Common Shares or other securities to such purchasers upon the surrender or deemed surrender of the Subscription Receipts, to receive the amount paid for the Subscription Receipts in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Subscription Receipts.

The description of general terms and provisions of Subscription Receipts described in any Prospectus Supplement will include, where applicable:

•	the number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Subscription Receipts are denominated;

•	the procedures for the exchange of the Subscription Receipts into Common Shares or other securities;

•	the number of Common Shares or other securities that may be obtained upon exercise of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	the material tax consequences of owning the Subscription Receipts; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Subscription Receipts.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Subscription Receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Subscription Receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Subscription Receipts.

DESCRIPTION OF WARRANTS

The following description of the terms of Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants.

Warrants may be offered separately or in combination with one or more other Securities. Each series of Warrants will be issued under a separate warrant agreement to be entered into between us and one or more banks or trust companies acting as warrant agent. The applicable Prospectus Supplement will include details of the warrant agreements covering the Warrants being offered. The warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of the warrant agreement will be filed by us with the applicable securities commission or similar regulatory authorities after it has been entered into by us and will be available electronically at www.sedar.com.

Pursuant to the warrant agreement original purchasers of Warrants may have a contractual right of rescission against Westport, following the issuance of the underlying Common Shares or other securities to such purchasers upon the exercise or deemed exercise of the Warrants, to receive the amount paid for the Warrants and the amount paid upon exercise of the Warrants in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Warrants.

The description of general terms and provisions of Warrants described in any Prospectus Supplement will include, where applicable:

•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Warrants are denominated;

•	the designation and terms of the Common Shares that may be acquired upon exercise of the Warrants;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•

the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

•	the minimum or maximum amount, if any, of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Warrants.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Warrants.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Debt Securities. Debt Securities may be offered separately or in combination with one or more other Securities. We may, from time to time, issue debt securities and incur additional indebtedness other than through the issuance of Debt Securities pursuant to this Prospectus.

The Debt Securities will be issued under one or more indentures (each, a “Trust Indenture”), in each case between ourselves and a financial institution authorized to carry on business as a trustee (each, a “Trustee”).

The following description sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. The particular terms and provisions of the Debt Securities and a description of how the general terms and provisions described below may apply to the Debt Securities will be included in the applicable Prospectus Supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture. Accordingly, reference should also be made to the applicable Trust Indenture, a copy of which will be filed by us with the securities commission or similar regulatory authority in each of the provinces of Canada in which we are a reporting issuer after it has been entered into by us and will be available electronically at www.sedar.com.

General

The Debt Securities may be issued from time to time in one or more series. We may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series.

Any Prospectus Supplement for Debt Securities supplementing this Prospectus will contain the specific terms and other information with respect to the Debt Securities being offered thereby, including:

•	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

•	any limit upon the aggregate principal amount of such Debt Securities;

•

the currency or currency units for which such Debt Securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars);

•	the issue price (at par, at a discount or at a premium) of such Debt Securities;

•	the date or dates on which such Debt Securities will be issued and delivered;

•	the date or dates on which such Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determination of such date(s);

•	the rate or rates per annum (either fixed or floating) at which such Debt Securities will bear interest (if any) and, if floating, the method of determination of such rate;

•

the date or dates from which any such interest will accrue and on which such interest will be payable and the record date or dates for the payment of such interest, or the method of determination of such date(s);

•	if applicable, the provisions for subordination of such Debt Securities to other indebtedness of the Corporation;

•	the Trustee under the Trust Indenture pursuant to which such Debt Securities are to be issued;

•	any redemption term or terms under which such Debt Securities may be defeased whether at or prior to maturity;

•	any repayment or sinking fund provisions;

•	any events of default applicable to such Debt Securities;

•	whether such Debt Securities are to be issued in registered form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any exchange or conversion terms and any provisions for the adjustment thereof;

•

if applicable, our ability to satisfy all or a portion of any redemption of such Debt Securities, any payment of any interest on such Debt Securities or any repayment of the principal owing upon the maturity of such Debt Securities through the issuance of securities by us or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

•	the provisions applicable to the modification of the terms of the Trust Indenture; and

•	any other specific material terms or covenants applicable to such Debt Securities.

We reserve the right to include in a Prospectus Supplement specific terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities.

Ranking

The Debt Securities will be direct unsecured obligations of Westport. The Debt Securities will be senior or subordinated indebtedness of Westport as described in the applicable Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of Westport from time to time issued and outstanding which is not subordinated. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of Westport as described in the applicable Prospectus Supplement, and they will rank equally and rateably with other subordinated indebtedness of Westport from time to time issued and outstanding as described in the applicable Prospectus Supplement. We reserve the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.

Registration of Debt Securities

Debt Securities in Book Entry Form

Debt Securities of any series may be issued in whole or in part in the form of one or more global securities (each a “Global Security” and together “Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Trust Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will, to the extent not described herein, be described in the Prospectus Supplement relating to such series.

A Global Security may not be transferred, except as a whole between the Depositary and a nominee of the Depositary or as between nominees of the Depositary, or to a successor Depositary or nominee thereof, until it is wholly exchanged for Debt Securities in certificated non-book-entry form in accordance with the terms of the applicable Trust Indenture. So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Trust Indenture and payments of principal of and interest, if any, on the Debt Securities represented by a Global Security will be made by us to the Depositary or its nominee.

Subject to such exceptions, if any, as may be provided for in the Trust Indenture and described in the applicable Prospectus Supplement, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in certificated non-book-entry form, will not be considered the owners or holders thereof under the applicable Trust Indenture and will be unable to pledge Debt Securities as security. The laws of some states in the United States may require that certain purchasers of Debt Securities take physical delivery of such Debt Securities in definitive form.

Principal and interest payments, if any, on the Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. Neither Westport, the Trustee nor any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Westport, any underwriters, dealers or agents and any Trustee identified in an accompanying Prospectus Supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the Depositary relating to beneficial ownership interests in the Debt Securities held by the Depositary or the book-entry accounts maintained by the Depositary, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to the Depositary and contained in this Prospectus or in any Prospectus Supplement or Trust Indenture with respect to the rules and regulations of the Depositary or at the direction of Depositary participants.

The applicable Prospectus Supplement will identify the applicable Depositary for any Debt Securities represented by a Global Security.

Debt Securities in Registered Form

Debt Securities of any series may be issued in whole or in part in registered form as provided in the applicable Trust Indenture.

In the event that the Debt Securities are issued in certificated non-book-entry form, principal and interest, if any, will be payable, the transfer of such Debt Securities will be registerable and such Debt Securities will be exchangeable for Debt Securities in other denominations of a like aggregate principal amount at the office or agency maintained by us. Payment of principal and interest, if any, on Debt Securities in certificated non-book-entry form may be made by check mailed to the address of the holders entitled thereto.

Subject to the foregoing limitations, Debt Securities of any authorized form or denomination issued under the applicable Trust Indenture may be transferred or exchanged for Debt Securities of any other authorized form or denomination or denominations, any such transfer or exchange to be for an equivalent aggregate principal amount of Debt Securities of the same series, carrying the same rate of interest and same redemption and other provisions as the Debt Securities so transferred or exchanged. Exchanges of Debt Securities of any series may be made at the offices of the applicable Trustee and at such other places as we may from time to time designate with the approval of the applicable Trustee and may be specified in the applicable Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the applicable Trustee will be the registrar and transfer agent for any Debt Securities issued in certificated non-book-entry form under the applicable Trust Indenture.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Units offered;

•	the price at which the Units will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Units are denominated;

•	the terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•

the number of Securities that may be purchased upon exercise of each Unit and the price at which and currency or currency unit in which that amount of Securities may be purchased upon exercise of each Unit;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Units.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.

PRIOR SALES

The following description of securities issuances contains information with respect to all issuances of our securities for the 12-month period prior to the date of this Prospectus.

We have issued the following Common Shares during the twelve month period prior to the date of this Prospectus Supplement:

Date	Price per Common Share(1) (2) ($)	Number of Common Shares(3)
2012
June	$5.25 - $11.11	51,148	(4)
July	$5.29 - $11.11	14,285	(5)
August	$6.90 - $31.94	278,412	(6)
September	$6.90 - $11.11	845
October	N/A	NIL
November	$5.29 - $11.11	4,655
December	$11.11 - $19.15	1,200	(7)
2013
January	$11.11 - $33.83	1,900	(8)
February	$5.29	4,363
March	$5.25 - $33.83	99,922	(9)
April	$4.87 - $47.06	220,352	(10)
May	$3.40 - $10.71	37,831	(11)
June (1 – 20)	$10.71 - $29.76	7,094	(12)

Notes:

(1)	Represents a price range indicating the lowest and highest prices at which Common Shares were issued during the relevant period. With respect to Common Shares issued on exercise of stock options the exercise price of such options has been utilized as the issuance price.
(2)	Common Shares issued upon exercise of performance share units (“PSUs”) or restricted share units (“RSUs”) have no exercise price. The price per Common Share set forth in the above table is the fair value per Common Share as of the grant date.
(3)	Unless otherwise noted, all Common Shares were issued upon exercise of stock options granted under the Westport Omnibus Plan (as defined in the Management Proxy Circular) or Westport’s previously existing stock option plan.
(4)	Includes 50,174 Common Shares issued upon exercise of PSUs and/or RSUs.
(5)	Includes 12,470 Common Shares issued upon exercise of PSUs and/or RSUs.
(6)	Includes 274,210 Common Shares issued upon exercise of PSUs and/or RSUs.
(7)	Includes 1,000 Common Shares issued upon exercise of PSUs and/or RSUs.
(8)	Includes 900 Common Shares issued upon exercise of PSUs and/or RSUs.
(9)	Includes 90,274 Common Shares issued upon exercise of PSUs and/or RSUs.
(10)	Includes 191,375 Common Shares issued upon exercise of PSUs and/or RSUs.
(11)	Includes 2,857 Common Shares issued upon exercise of PSUs and/or RSUs.
(12)	Includes 2,094 Common Shares issued upon exercise of PSUs and/or RSUs.

We have, during the last twelve months, granted the following PSUs, RSUs and stock options, pursuant to the Westport Omnibus Plan.

Share-based Awards
Date	Number of securities granted (#)		Per Share market value of shares underlying securities at time of unit issuance ($)
March 15, 2013	274,719	(1)	31.02
March 15, 2013	290,571	(2)	31.02

Notes:

(1)	Represents a grant of RSUs pursuant to the Westport Omnibus Plan.
(2)	Represents a grant of PSUs pursuant to the Westport Omnibus Plan.

MARKET FOR SECURITIES

Our outstanding Common Shares are listed and posted for trading on the TSX under the trading symbol “WPT” and on NASDAQ under the trading symbol “WPRT”. The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the TSX and NASDAQ for the periods indicated.

	TSX				NASDAQ
	High ($)	Low ($)	Close ($)	Volume (Shares)	High (U.S.$)	Low (U.S.$)	Close (U.S.$)	Volume (Shares)
Period

2012
June	38.02	22.87	37.39	6,665,600	37.33	21.93	36.75	52,832,026
July	40.75	32.61	37.78	3,647,904	40.40	31.82	37.63	24,246,869
August	39.42	33.43	34.78	2,313,612	39.69	33.66	35.30	21,093,220
September	34.90	25.50	27.44	3,233,046	35.40	26.29	27.84	25,676,816
October	31.82	23.31	27.90	3,051,403	32.64	25.57	28.03	20,690,922
November	28.01	23.02	26.60	2,357,965	28.00	23.01	26.18	21,966,069
December	28.22	25.33	26.32	988,504	28.67	25.50	26.71	12,207,027
2013
January	29.35	26.36	27.30	1,041,712	29.80	26.50	27.43	12,885,554
February	33.24	26.47	29.86	1,261,854	32.89	26.50	28.94	18,086,668
March	32.44	28.15	30.02	1,342,990	31.69	27.45	29.52	23,943,086
April	31.57	28.00	31.43	1,143,460	31.34	27.50	31.07	13,874,848
May	31.99	27.80	31.47	1,293,715	31.03	27.52	30.31	18,629,562
June (1 – 20)	31.80	29.67	29.90	272,627	30.75	28.58	28.78	5,685,860

CONSOLIDATED CAPITALIZATION

Other than the issuance of an aggregate of 265,277 Common Shares pursuant to the exercise of stock options and units granted under Westport’s securities based compensation plans, there have been no material changes in our share and loan capitalization which have occurred subsequent to March 31, 2013.

USE OF PROCEEDS

Unless otherwise indicated in an applicable Prospectus Supplement relating to an offering of Securities, we expect to use the net proceeds we receive from the sale of Securities to finance future growth opportunities including acquisitions and investments, to finance our capital expenditures, to reduce our outstanding indebtedness, for working capital purposes or for general corporate purposes. The amount of net proceeds to be used for each of the principal purposes will be described in the applicable Prospectus Supplement. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents will be paid out of our general funds. From time to time, we may issue debt securities or incur additional indebtedness other than through the issue of Securities pursuant to this Prospectus. We will not receive any proceeds from any sales of Securities by any selling securityholders pursuant to a secondary offering. More detailed information regarding anticipated expenses associated with any underwriter, broker, dealer manager or similar securities industry professionals in respect of any sales by us or a selling securityholder will be described in any applicable Prospectus Supplement.

SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the offering of Securities by way of a secondary offering by certain selling securityholders. The terms under which the Securities will be offered by selling securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of the Securities by selling securityholders will include, without limitation, where applicable: (i) the names of the selling securityholders; (ii) the number or amount of our Securities of the class being distributed owned, controlled or directed by each selling securityholder; (iii) the number or amount of our Securities of the class being distributed for the account of each selling securityholder; (iv) the number or amount of Securities of any class, to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities; (v) whether the Securities of the class being distributed are owned by the selling securityholders both of record and beneficially, of record only or beneficially only; (vi) if the selling securityholder purchased the Securities of the class being distributed within two years preceding the date of the Prospectus Supplement, the date or dates the selling securityholder acquired the Securities; and (vii) if the selling securityholder acquired the Securities of the class being distributed in the 12 months preceding the date of the Prospectus, the cost thereof to the securityholder in the aggregate and on a per Security basis.

PLAN OF DISTRIBUTION

New Issue

We may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements.

The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers, placement agents or other intermediaries that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

If so indicated in the applicable Prospectus Supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

The Prospectus Supplement relating to any offering of Securities will also set forth the terms of the offering of the Securities, including, to the extent applicable, the initial offering price, the proceeds to us, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to any offering of Securities sold to or through underwriters will be named in the Prospectus Supplement relating to such offering.

Under agreements which may be entered into by us, underwriters, dealers, placement agents and other intermediaries who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under applicable securities legislation. The underwriters, dealers, placement agents and other intermediaries with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any offering of Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units that is not a secondary offering will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units may be sold and purchasers may not be able to resell Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Certain dealers may make a market in the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units or as to the liquidity of the trading market, if any, for the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units.

Subject to applicable securities legislation, in connection with any offering of Securities under this Prospectus, the underwriters, if any, may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

Secondary Offering

This prospectus may also, from time to time, relate to the offering of our Securities by certain selling securityholders. The selling securityholders may sell all or a portion of our Securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If our Securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. Our Securities may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, as follows:

•	on any national securities exchange or quotation service on which the Securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 under United States Securities Act of 1933, as amended (the “U.S. Securities Act”);

•	broker-dealers may agree with the selling securityholders to sell a specified number of such Securities at a stipulated price per Security;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling our Securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of our Securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of our Securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of our Securities in the course of hedging in positions they assume. The selling securityholders may also sell our Securities short and deliver our Securities covered by this Prospectus to close out short positions and to return borrowed Securities in connection with such short sales.

The selling securityholders may also loan or pledge our Securities to broker-dealers that in turn may sell such Securities. The selling securityholders may pledge or grant a security interest in some or all of the Securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell our Securities from time to time pursuant to this Prospectus or any supplement to this Prospectus filed under General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of selling securityholders to include, pursuant to a prospectus amendment or Prospectus Supplement, the pledgee, transferee or other successors in interest as selling securityholders under this Prospectus. The selling securityholders also may transfer and donate our Securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

The selling securityholders and any broker-dealer participating in the distribution of our Securities may be deemed to be “underwriters” within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of our Securities is made, a Prospectus Supplement, if required, will be distributed which will identify the selling securityholders and provide the other information set forth under “Selling Securityholders”, set forth the aggregate amount of our Securities being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, our Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states our Securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any securityholder will sell any or all of our Securities registered pursuant to the registration statement, of which this Prospectus forms a part.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the U.S. Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the U.S. Exchange Act, which may limit the timing of purchases and sales of any of our Securities by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of our Securities to engage in market-making activities with respect to our Securities. All of the foregoing may affect the marketability of our Securities and the ability of any person or entity to engage in market-making activities with respect to our Securities.

Once sold under the shelf registration statement, of which this Prospectus forms a part, our Securities will be freely tradable in the hands of persons other than our affiliates.

EARNINGS COVERAGE

If we offer Debt Securities or Preferred Shares having a term to maturity in excess of one year, under this Prospectus and any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder, and may also include a discussion of certain United States federal income tax consequences to the extent applicable. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement, certain legal matters relating to the offering of the securities will be passed upon for us by Bennett Jones LLP and Kirkland & Ellis LLP. In addition, certain legal matters in connection with any offering of securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

The partners and associates of Bennett Jones LLP, as a group, and the partners and associates of Kirkland & Ellis LLP, as a group, each beneficially own, directly or indirectly, less than 1% of our securities.

AUDITORS

Our financial statements as at December 31, 2012 and December 31, 2011 and for the year ended December 31, 2012, the nine month period ended December 31, 2011 and the year ended March 31, 2011, incorporated by reference into this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report dated March 6, 2013, except for the restatements identified in note 2(a) which are as of May 31, 2013, which is also incorporated by reference herein, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. KPMG LLP’s report on the effectiveness of internal control over financial reporting as of December 31, 2012 dated March 6, 2013, except as to the effects of the material weakness described in Management’s Report on Internal Control over Financial Reporting which is as of May 31, 2013, expresses an opinion that the Corporation did not maintain effective internal control over financial reporting as of December 31, 2012 because of the effect of a material weakness on the achievement of the control criteria and contains an explanatory paragraph that states that the Corporation did not employ accounting staff with an appropriate level of technical accounting knowledge, experience and training in the application of recognition, measurement and disclosure requirements of U.S. GAAP and experience with regulatory requirements. KPMG LLP has advised the Corporation that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part:

•	the documents referred to under “Documents Incorporated by Reference” in this Prospectus;

•	the consent of our auditors KPMG LLP;

•	the consent of our Canadian counsel Bennett Jones LLP;

•	the consent of our United States counsel Kirkland & Ellis LLP; and

•	powers of attorney from our directors and officers.

EXEMPTION UNDER NATIONAL INSTRUMENT 41-101

Subsection 2.3(1.1) of National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”) requires that a final prospectus be filed no more than 90 days after the date of the receipt for the preliminary prospectus or an amendment to the preliminary prospectus which relates to the final prospectus. As the date of this Prospectus is more than 90 days from the date on which the Corporation received a receipt for its preliminary prospectus dated March 11, 2013, the Corporation has applied for an exemption from that requirement under Part 19 of NI 41-101. Any exemption granted will be evidenced by the issuance of a receipt for this Prospectus, as contemplated under Section  19.3 of NI 41-101.

PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto. The legislation further provides a purchaser with remedies for rescission or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser or any amendment contains a misrepresentation or are not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation in the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

In an offering of convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the convertible, exchangeable or exercisable securities is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

Original purchasers of Warrants (if offered separately) and Subscription Receipts will have a contractual right of rescission against us in respect of the conversion, exchange or exercise of such Warrant or Subscription Receipt, as the case may be.

The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrant or Subscription Receipt, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

CERTIFICATE OF THE CORPORATION

Dated: June 20, 2013

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

(SIGNED) DAVID R. DEMERS	(SIGNED) BILL E. LARKIN
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of the Corporation

(SIGNED) PHILIP B. HODGE	(SIGNED) DEZSÖ J. HORVÁTH
Director	Director

C-1